082-03964

SUPPL

RECEIVED

2007 JAN -3 P 12:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

Our Ref.: HASE/TL/HI/04865

14th December, 2006

07020033

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

We wish to inform you that at the Annual General Meeting ("AGM") of the Company held on 12th December, 2006, the resolutions contained in the Notice of AGM were duly passed.

We enclose for your information a copy of the ordinary resolutions passed at the AGM.

Yours faithfully,

PROCESSED

JAN 08 2007

THOMSON FINANCIAL

Timon Liu
Company Secretary

Encl.

TL/pm

dlw 1/5

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

ORDINARY RESOLUTIONS

OF

HENDERSON INVESTMENT LIMITED
(恒 基 兆 業 發 展 有 限 公 司)

Passed on the 12th day of December, 2006

At the Annual General Meeting of the Shareholders of Henderson Investment Limited (the "Company") duly convened and held at the Harbour View Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Tuesday, 12th December, 2006 at 11:00 a.m., the following resolutions were duly passed as Ordinary Resolutions:

ORDINARY RESOLUTIONS

(A) "THAT:

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to repurchase ordinary shares of HK$0.20 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company to be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(B) "THAT:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options (including warrants, bonds, debentures, notes and other securities convertible into shares in the Company) which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription or conversion rights attaching to any warrants or convertible notes which may be issued by the Company or any of its subsidiaries, or (iv) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(b) for the purposes of this Resolution:

"Relevant Period" shall have the same meaning as assigned to it under Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting; and

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "THAT:

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) of item no. 5 as set out in the notice convening this Meeting be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

(D) "THAT:

the authorised share capital of the Company be increased from HK$720,000,000 to HK$1,000,000,000 by the creation of 1,400,000,000 additional new ordinary shares of HK$0.20 each ranking in all respects pari passu with the existing shares in the Company."

DATED the 12th day of December, 2006

Lee Shau Kee

Lee Shau Kee
Chairman